Exhibit 21.1

List of Subsidiaries of the Registrant

Subsidiaries	Place of Incorporation
Gigabit Hosting Sdn. Bhd.	Malaysia
Gigabit Space Sdn. Bhd.	Malaysia
Gigabit (HK) Limited	Hong Kong